Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 9 DATED OCTOBER 6, 2021
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

215 N 143rd Ave Controlled Subsidiary – Phoenix, AZ

On September 30, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-VB143, LLC(the “215 N 143rd Ave Controlled Subsidiary”), for an initial purchase price of approximately $3,059,000 which is the initial stated value of our equity interest in the 215 N 143rd Ave Controlled Subsidiary (the “215 N 143rd Ave East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the the 215 N 143rd Ave Controlled Subsidiary for an initial purchase price of approximately $27,531,000 (the “215 N 143rd Ave Interval Fund Investment” and, together with the 215 N 143rd Ave East Coast Opportunistic REIT Investment, the “215 N 143rd Ave Investment”). The 215 N 143rd Ave Controlled Subsidiary used the proceeds of the 215 N 143rd Ave Investment to acquire a fully leased industrial building containing approximately 213,229 square feet of net rentable area on an approximately 23-acre site located at 215 N 143rd Ave, Phoenix, AZ 85338 (the “215 N 143rd Ave Property”). The initial 215 N 143rd Ave Investment was funded with proceeds from our Offering, and the closing of the initial 215 N 143rd Ave Investment and the 215 N 143rd Ave Property occurred concurrently.

The 215 N 143rd Ave Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the 215 N 143rd Ave East Coast Opportunistic REIT Investment (the “215 N 143rd Ave Operative Agreements”), we have full authority for the management of the 215 N 143rd Ave Controlled Subsidiary, including the 215 N 143rd Ave Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total 215 N 143rd Ave Property purchase price, paid directly by the 215 N 143rd Ave Controlled Subsidiary.

The total purchase price for the 215 N 143rd Ave Property was approximately $30,590,000, or approximately $144 per rentable square foot. We anticipate soft costs and fees of approximately $424,000 for the closing of the acquisition, bringing the total projected project cost for the 215 N 143rd Ave Property to approximately $31,014,000.

The 215 N 143rd Ave Property was delivered in 2005. It was 54.36% leased to Hardware Resources, Inc. for a 7 year and 3 month term at acquisition. The remaining property is currently being marketed for lease. No financing was used for the acquisition of the 215 N 143rd Ave Property; however, financing may be pursued at a later date.

The 215 N 143rd Ave Property is located on approximately 23 acres of improved land at 215 N 143rd Ave Goodyear, AZ in Maricopa County. The 215 N 143rd Ave Property is approximately 18 miles from Downtown Phoenix, less than one mile from I-10 and 18 miles from I-17.

The following table contains underwriting assumptions for the 215 N 143rd Ave Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Average Annual Rent Growth	Projected Exit Cap Rate	Projected Hold Period
215 N 143rd St	6.0%	4.50%	5 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.